ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

September 12, 2007	Kathleen M. Nichols
617-951-7235
617-235-7340 fax
Kathleen.Nichols@ropesgray.com

BY FEDERAL EXPRESS

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Patricia Williams, Esq.

Re:          Registration Statement on Form N-14 for Pax World Funds Series Trust I (File No. 333-145148)

Dear Ms. Williams:

On behalf of Pax World Funds Series Trust I (the “Registrant”), I am writing to respond to comments of the staff (the “Staff “) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone call with Mr. Briccio Barrientos on September 5, 2007 (the “Comments”), relating to the registration statement on Form N-14 (the “Registration Statement”) of the Registrant, filed with the Commission on August 6, 2007, regarding the reorganization of Women’s Equity Fund into Pax World Women’s Equity Fund (the “Reorganization”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1.             Comment.      Please consider revising the “Shareholder Fees” and “Annual Fund Operating Expenses” tables to present the acquired and acquiring fund share classes adjacent to each other as opposed to presented by fund.

Response.      The requested change has been made.

2.             Comment.      Please revise the “Annual Fund Operating Expenses” table to include reference to footnote 5.

Response.      The requested change has been made.

3.             Comment.      Please confirm supplementally that the Pax World Women’s Equity Fund does not anticipate incurring any Acquired Fund Fees and Expenses.

Response.      The Pax World Women’s Equity Fund does not anticipate incurring any Acquired Fund Fees and Expenses.

4.             Comment.      Please explain supplementally why other expenses for Women’s Equity Fund, Class I shares are estimated.

Response.      Class I is a new share class for Women’s Equity Fund and has not completed a full fiscal year.

5.             Comment.      Under the section “Questions and Answers Regarding the Merger- 5. How do the investment goals, principal investment strategies and policies of the Funds compare?” Please highlight the material differences in the investment strategies for each fund.

Response.      We believe that the introductory paragraph to the Section “Questions and Answers- 5. How do the investment goals, principal investment strategies and policies of the Funds compare?” adequately highlights the material differences in the principal investment strategies for each fund. That disclosure states that “The Women’s Equity Fund may invest up to 20% of its assets in non-U.S. issuers, whereas the Pax World Women’s Equity Fund may invest without limitation in non-U.S. issuers. Each Fund emphasizes gender criteria in its investment decisions, including companies’ policies and practices toward women’s social and economic equality. In addition, Pax World Women’s Equity Fund also applies other social, environmental and governance criteria, under which it avoids investing in companies that its investment adviser determines are significantly involved in the manufacture of weapons or weapons-related products, manufacture tobacco products, are involved in gambling as a main line of business or engage in unethical business practices.”

6.             Comment.      Please update the capitalization table under “Information about the Merger” to reflect a date within 30 days of filing.

Response.      The requested change has been made. The capitalization table shows the unaudited capitalization of Women’s Equity Fund and Pax World Women’s Equity Fund as of August 31, 2007.

7.             Comment.      Please disclose any undertakings made in connection with Section 15(f) of the Investment Company Act of 1940 regarding.

Response.      The requested change has been made. The following disclosure has been added to the section “Questions and Answers Regarding the Merger-2. Why is the Merger Being Proposed?”

In connection with its purchase of FEMMX’s investment management business, Pax World Management has agreed to use commercially reasonable efforts to comply with, and use commercially reasonable efforts to cause the Pax World Women’s Equity Fund to comply with, the provisions contained in Section 15(f) of the 1940 Act.  This section generally provides a safe harbor for the retention of compensation in connection with transactions involving an assignment of an investment advisory agreement as long as two conditions are satisfied. The first condition requires that no “unfair burden” may be imposed on the investment company as a result of such transactions, or as a result of any express or implied terms, conditions or understandings applicable to such transactions.  The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after the change in control whereby the investment adviser (or predecessor or successor adviser), or any interested person of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from such investment company or its security holders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of such investment company (other than bona fide ordinary fees for principal underwriting services).  The second condition requires that, during the three-year period immediately following consummation of such transactions, at least seventy-five (75) per centum of the investment company’s board of trustees must not be “interested persons” (as defined in the 1940 Act) of the investment adviser or predecessor investment adviser.

8.             Comment.      Please confirm that the “Compensation of Trustees” table in the statement of additional information is complete.

Response.      The “Compensation of Trustees” table in the statement of additional information is complete.

9.             Comment.      Please clarify the statement in the statement of additional information under “PORTFOLIO MANAGERS-Other Accounts Managed”.

Response.      The requested change has been made. The following disclosure has been added to the referenced section:

“While Ms. Avutu does not manage any other accounts as of the date of the SAI, it is expected that she will serve as the portfolio manager of Pax World Value Fund, which is expected to commence operations in the third quarter of 2007.”

10.           Comment.      Please consider revising the disclosure in the statement of additional information under “PORTFOLIO MANAGERS-Compensation” to include a more detailed description of the criteria on which the incentive compensation of the portfolio manager is based.

Response.      The Adviser seeks to maintain a highly competitive compensation program designed to attract and retain outstanding investment professionals, which includes portfolio managers and research analysts, and to align the interests of its investment professionals with that of its clients and overall firm results.  Ms. Avutu’s compensation consists of a fixed base salary and a performance-based bonus.  The amount of the bonus is determined based on the pre-tax performance of the Women’s Equity Fund and Value Fund for the immediately preceding one-year period relative to each such fund’s peer funds, as identified by Lipper, Inc.  A portion of Ms. Avutu’s bonus is guaranteed contractually for each of the 2007 and 2008 calendar years.  In addition, Ms. Avutu also is eligible for the standard retirement, health and other benefits available to all of the Adviser’s employees.

* * * * *

The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant.

The Registrant acknowledges that should the Commission or the Staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

KMN:

cc:           Brian D. McCabe